UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-33622

VMware LLC

(Exact name of registrant as specified in its charter)

3401 Hillview Avenue

Palo Alto, CA

(650) 427-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share

1.000% Senior Notes due 2024

4.500% Senior Notes due 2025

1.400% Senior Notes due 2026

4.650% Senior Notes due 2027

3.900% Senior Notes due 2027

1.800% Senior Notes due 2028

4.700% Senior Notes due 2030

2.200% Senior Notes due 2031

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class A Common Stock, par value $0.01 per share: 1

1.000% Senior Notes due 2024: 67

4.500% Senior Notes due 2025: 65

1.400% Senior Notes due 2026: 67

4.650% Senior Notes due 2027: 60

3.900% Senior Notes due 2027: 83

1.800% Senior Notes due 2028: 67

4.700% Senior Notes due 2030: 70

2.200% Senior Notes due 2031: 76

Pursuant to the requirements of the Securities Exchange Act of 1934, VMware LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 4, 2023	VMware LLC

	By:	/s/ Kirsten M. Spears
	Name:	Kirsten M. Spears
	Title:	Chief Financial Officer